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                                                                    EXHIBIT 12.1

                           Marathon Oil Corporation
          Computation of Ratio of Earnings to Combined Fixed Charges
                         and Preferred Stock Dividends
                       TOTAL ENTERPRISE BASIS--Unaudited
                             Continuing Operations
                             (Dollars in Millions)

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


                                                           Year Ended December 31
                                                 -------------------------------------------
                                                   2001     2000     1999     1998     1997
                                                 ------   ------   ------   ------   ------
Portion of rentals representing interest......   $   54   $   52   $   49   $   53   $   35
Capitalized interest, including discontinued
  operations..................................       27       19       26       46       31
Other interest and fixed charges, including
  discontinued operations.....................      349      375      365      318      352
Pretax earnings which would be required to
  cover preferred stock dividend requirements
  of parent...................................       12       12       14       15       20
                                                 ------   ------   ------   ------   ------

Combined fixed charges and preferred stock
  dividends (A)...............................   $  442   $  458   $  454   $  432   $  438
                                                 ======   ======   ======   ======   ======

Earnings-pretax income with
  applicable adjustments (B)..................   $3,213   $1,809   $1,866   $1,087   $1,067
                                                 ======   ======   ======   ======   ======

Ratio of (B) to (A)...........................     7.26     3.95     4.11     2.51     2.43
                                                 ======   ======   ======   ======   ======

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